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Exhibit 99.5

Bookham Technology plc
16 January 2004

        Oxfordshire, UK—16 January 2004: Bookham Technology plc announces that on 15 January 2004 it received notification from The Goldman Sachs Group, Inc that as at close of business on 13 January 2004, The Goldman Sachs Group, Inc was interested, by attribution only, in a total of 10,817,986 shares being 4.98% of the issued share capital of Bookham Technology plc.

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  Exhibit 99.5